FIRST FOUNDATION INC.

18101 VON KARMAN AVENUE, SUITE 700

IRVINE, CA 92612

June 30, 2020

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Envall

Re:	First Foundation Inc.

Registration Statement on Form S-3

Filed June 23, 2020

File No. 333-239396

Dear Mr. Envall:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, First Foundation Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement on Form S-3 (the “Registration Statement”) to become effective at 4:00 p.m., Eastern time, on Thursday, July 2, 2020, or as soon thereafter as practicable.

In connection with this request, the Company hereby acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Joshua A. Dean of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (714) 424-8292 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request. Thank you for your consideration in this matter.

Very truly yours, FIRST FOUNDATION INC.

By:	/s/ ROBERT E. SJOGREN
Robert E. Sjogren General Counsel & Secretary

cc:	Joshua A. Dean, Esq.

Sheppard, Mullin, Richter & Hampton LLP